Exhibit 99.1

Research Update:

YPF S.A. Downgraded To ‘CC’ From ‘CCC-’ And Off CreditWatch Negative On Debt Exchange Proposal, Outlook Negative

January 11, 2021

Rating Action Overview	PRIMARY CREDIT ANALYST

•  Argentina-based integrated oil company YPF S.A. has just announced a proposed transaction that aims at refinancing most of its outstanding international bonds (due 2021, 2024, 2025, 2027, 2029, and 2047) and removing certain existing covenants.

Diego H Ocampo Buenos Aires (54) 114-891-2116 diego.ocampo @spglobal.com

•  The company offered the transaction following the central bank’s September 2020 measure that limits the access to hard currency to Argentine issuers with debt maturities of more than $1 million until the end of March 2021. Such a limitation is unprecedented and impairs YPF’s ability to serve the outstanding portion of its 2021 bonds (about $413 million).

SECONDARY CONTACT Luisa Vilhena Sao Paulo + 55 11 3039 9727 luisa.vilhena @spglobal.com

•  In such a scenario, YPF offers to exchange all of its foreign currency bonds for the following: the export-backed 8.5% 2026 bond, senior unsecured 8.5% 2029 bond, and the senior unsecured 7% 2033 bond. Although, in our view, this doesn’t compensate for the extension of tenors, we consider that only the holders of the 2021 bond face the risk of its default if they decide not to participate in the transaction. Therefore, we consider that exchange to be equivalent to a default -–we don’t rate the 2021 bonds, so the rating impact will be only at the issuer level.

•  On Jan. 11, 2021, S&P Global Ratings lowered its issuer rating on YPF to ‘CC’ from ‘CCC-’. We also expect to lower the issuer credit rating to selective default (SD) once the transaction is completed, and reassess the company’s credit quality 24 hours afterwards. We also removed ratings from CreditWatch with negative implications.

•  We view the offer for the rest of YPF’s bonds (other than for the 2021 bond) as opportunistic, given that the likelihood of YPF unable to serve them is sharply lower given that our assumption that transfer and convertibility (T&C) restrictions are momentary.

www.spglobal.com/ratingsdirect	January 11, 2021	1

Research Update: YPF S.A. Downgraded To ‘CC’ From ‘CCC-’ And Off CreditWatch Negative On Debt Exchange Proposal, Outlook Negative

Rating Action Rationale

YPF is offering three new bonds (with final maturity in 2026, 2029, and 2033) in exchange for: the senior unsecured bonds maturing in March 2021, April 2024, March 2025, July 2025, July 2027, June 2029, and December 2047. Creditors of the 2021 bond can opt to receive $12.5 in cash, plus accrued interest payments on it at the settlement and $87.5 in a new export-backed security that amortizes between 2023 to 2026, for each $100 tendered. The new 2026 secured bond has an 8.5% interest payable along with the principal from 2023 to 2026 and capitalizes the accrued interests from 2021 to 2022.

Bondholders of the rest of the existing bonds can opt to exchange them for a pre-defined combination of the new bonds, which would entail in most of the cases an extension of the tenors of their holdings while keeping the same interest (8.5%) or getting a lower one (7%), particularly for the holders of the bonds that mature beyond July 2025.

We typically consider an exchange as tantamount to default due to the following factors: there’s a likelihood of a conventional default if the exchange is not completed, and it doesn’t provide sufficient compensation for the extension of the tenors. In our opinion, both conditions are met for the holders of the 2021 bond, but the first condition doesn’t necessarily apply to the rest of the bonds offered.

YPF’s capacity to pay the outstanding 2021 bond ($413 million) is doubtful. This is because despite the sufficient amount in Argentine pesos, the company won’t be able to convert them to dollars to make the payment, given that Argentina’s central bank has stated that it will only supply dollars for only 40% of the principal maturities coming due until March 31, 2021. Therefore, YPF would fall short about $250 million for that maturity.

In September 2020, the central bank restricted access to foreign currency for domestic companies and residents given that the country’s international reserves were falling rapidly due to the very weak economy prior to the pandemic, exacerbated by the lockdown. We estimate that Argentina’s GDP contracted 11%-12% in 2020. Given the central bank’s measure, companies are forced to refinance 60% of the principal of debt maturities coming due prior to March 31, 2021.

Although Argentina could extend capital controls beyond March 2021 as the country steadies its foreign accounts, we view the restriction as temporary. Therefore, the company’s payments of bonds and principal amortizations in the medium and long term shouldn’t be affected, in our view.

We also expect YPF’s oil and gas volumes to continue normalizing, while the company increased pump prices five times in the past five months, after a price freeze for most of the first half of 2020.

To protect cash, the company squeezed the cash cycle and slashed capital expenditures (capex) to $2 billion in the past 12 months as of September 2020 from $3.5 billion in 2019. The peso’s sharp depreciation also contributed to YPF’s lower capex and costs. In 2020, YPF’s external financing has come mostly from bank debt refinancing and the domestic market where the company issued over $500 million (the bonds are paid in pesos, but the nature of the obligation is in dollars). Due to these factors, YPF’s cash reserves were near $1 billion as of Sept. 30, 2020, though they’re mostly in pesos in Argentina.

Outlook

The negative outlook on YPF reflects its potential downgrade to ‘SD’ at the closing of the transaction. Once the exchange is completed, we expect to raise the ratings to the ‘CCC’ category assuming no sharp reduction in Argentina’s T&C risks.

Except for the 2021 bond that we don’t rate, we will keep the ratings on the rest of the bonds at ‘CCC-’ until we reassess the company’s credit quality following the exchange. At that time, we will also assess any subordination impact on those ratings if necessary.

www.spglobal.com/ratingsdirect	January 11, 2021	2

Research Update: YPF S.A. Downgraded To ‘CC’ From ‘CCC-’ And Off CreditWatch Negative On Debt Exchange Proposal, Outlook Negative

Related Criteria

•	General Criteria: Group Rating Methodology, July 1, 2019

•	Criteria | Corporates | General: Corporate Methodology: Ratios And Adjustments, April 1, 2019

•	Criteria | Corporates | General: Reflecting Subordination Risk In Corporate Issue Ratings, March 28, 2018

•	General Criteria: Rating Government-Related Entities: Methodology And Assumptions, March 25, 2015

•	Criteria | Corporates | General: Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, Dec. 16, 2014

•	General Criteria: Country Risk Assessment Methodology And Assumptions, Nov. 19, 2013

•	Criteria | Corporates | General: Corporate Methodology, Nov. 19, 2013

•	General Criteria: Methodology: Industry Risk, Nov. 19, 2013

•	General Criteria: Ratings Above The Sovereign—Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013

•	General Criteria: Methodology: Management And Governance Credit Factors For Corporate Entities, Nov. 13, 2012

•	General Criteria: Criteria For Assigning ‘CCC+’, ‘CCC’, ‘CCC-’, And ‘CC’ Ratings, Oct. 1, 2012

•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

•	General Criteria: Stand-Alone Credit Profiles: One Component Of A Rating, Oct. 1, 2010

Related Research

•	Various Rating Actions Taken On Argentine Companies Following Tightened Regulations On Accessing Foreign Exchange, Sept. 18, 2020

Ratings List

Downgraded; CreditWatch/Outlook Action
	To	From
YPF S.A.
Issuer Credit Rating	CC/Negative/—	CCC-/Watch Neg/—

Ratings Affirmed; CreditWatch/Outlook Action
	To	From
YPF S.A.
Senior Unsecured	CCC-	CCC-/Watch Neg

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Research Update: YPF S.A. Downgraded To ‘CC’ From ‘CCC-’ And Off CreditWatch Negative On Debt Exchange Proposal, Outlook Negative

Certain terms used in this report, particularly certain adjectives used to express our view on rating relevant factors, have specific meanings ascribed to them in our criteria, and should therefore be read in conjunction with such criteria. Please see Ratings Criteria at www.standardandpoors.com for further information. Complete ratings information is available to subscribers of RatingsDirect at www.capitaliq.com. All ratings affected by this rating action can be found on S&P Global Ratings’ public website at www.standardandpoors.com. Use the Ratings search box located in the left column.

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Research Update: YPF S.A. Downgraded To ‘CC’ From ‘CCC-’ And Off CreditWatch Negative On Debt Exchange Proposal, Outlook Negative

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